FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 31, 2007

BAYTEX ENERGY TRUST THIRD QUARTER 2007 RELEASE DATE & CONFERENCE CALL DETAILS

CALGARY, ALBERTA (Oct. 31, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that third quarter 2007 results will be released on Wednesday, November 7, 2007, prior to market open. A conference call to discuss the results will be held for the investment community the same day beginning at 2:00 p.m. MT. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Derek Aylesworth, Chief Financial Officer and Anthony Marino, Chief Operating Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-945-8198. An archived recording of the call will be available from approximately 4:00 p.m. MT on November 7, 2007 until midnight November 21, 2007 by dialing (800) 558-5253 or (416) 626-4100 within the Toronto area, and entering the reservation number 21352650. The conference call will also be archived on Baytex's website at www.baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca